ALTAIR INTERNATIONAL INC.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.
Tel: (416) 361-0737
Fax: (416) 361-0923

02 APR 30 AM 11:5

02028747

SUPPL

April 19, 2002

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C.
U.S.A. 20549

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-1770 - Annual and Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

ALTAIR INTERNATIONAL INC.

Per: J. Allan Ringler

JAR/cd

Encl.

CDS INC. **Notice of Record & Meeting Dates** New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: A L T A I R I N T E R N A T I O N A L I N C.

French:

Address: 4th Floor, 56 Temperance Street, Toronto, Ontario, M5H 3V5	Telephone: 416-361-0737
	Contact Name: J. Allan Ringler
Transfer Agent — FINS: T887 — Name Equity Transfer Services Inc.	Telephone: 416-361-0152
Address: 120 Adelaide Street West, Toronto, Ontario, M5H 4C3	Contact Name: Lori Winchester

Proxy Type	Meeting Type		Material Distribution Type		yyyy	mm	dd
[X] Management	[X] Annual	[X] Special	[ ] Form C holders only	Record Date	2002	05	09
[ ] Dissenting	[ ] General	[ ] Extraordinary	[X] All holders	Meeting Date	2002	06	14
				Material Mail Date	2002	05	16

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number 8 9 2 9 7 1 6 3 1 R T

[1] # of publications at $91.50 per publication $ 91.50

Plus 7% GST $ 6.41 CDS INC.'s QST Registration Number 1 0 1 8 7 6 7 2 2 4

or 15% HST (*Nfld, NS, NB residents only*) $

Subtotal $ 97.91

Plus 7.5% QST (*Quebec residents only*) $

Total payment enclosed $ 97.91

Authorized Signature for Invoicing (Transfer Agents only)

CUSIP	Voting Status Y/N	Security Description
0 2 1 3 6 W - 1 0 - 2	Y	Common
- -		
- -		
- -		
- -		

Early Search (Determination of Intermediaries)

Send Early Search report to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System [ ] Fax #

Shareholder Communications Intermediary Register (Nominee Register)

[ ] Send a copy

Proxy Related Material Will be distributed by

[X] Transfer Agent [ ] Issuer

[ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System

This Notice and Request for services is authorized by :

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

J. Allan Ringler	[signature]	April 19-2002
Title	Signature	Date